August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (717) 534-7549
Richard H. Lenny
Chairman, President and Chief Executive Officer
Hershey Company
100 Crystal A Drive
Hershey, PA 17033

> **Re: Hershey Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 16, 2007**
> **File No. 001-00183**

Dear Mr. Lenny:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation 2006, page 20

1.   Please confirm that you have presented the total dollar value of stock awards in accordance with FAS 123(R) made to the directors over the requisite service period, inclusive of years prior to 2006. Also, please disclose all assumptions you made with respect to the valuation of the awards. Please see Item 402(k)(2)(iii) and the accompanying instructions.

Compensation Discussion and Analysis, page 33

"What are the objectives…," page 33

2.   Throughout much of your disclosure, you provide an overly general description of the framework of your compensation program but do not provide meaningful insight into the unique manner in which your company's compensation program functions in practice and was applied with respect to the named executive officers. For example, under this heading, you disclose that an objective of the compensation program is to differentiate between "good" and "great" performance, yet you omit specific reference regarding how consideration of this objective factored into the compensation awarded to an executive officer during 2006. Similarly, although you disclose the company's use of a total-rewards package, in the discussion and analysis that follows, you do not identify specific factors that were considered for each named executive officer during fiscal 2006 that resulted in the total-rewards package (both the type and level of compensation) that a particular named executive officer received. Please avoid overly general descriptions of your program. Rather, focus on providing meaningful analysis of how the program functions in practice.

3.   Please identify the 54 peer group companies and the subset of 15 companies that comprise the "high-performing financial peer group." Please provide discussion and analysis of why these companies are comparable to your company for purposes of providing useful and comparable benchmarking data. See generally, Item 402(b)(2)(xiv) of Regulation S-K.

4.   You indicate that you target salary between the median and 75th percentile. Your disclosure should include a discussion of where you target each other element of compensation against peer companies and the percentiles represented by *actual* compensation paid for 2006. Please provide a clear discussion of the reasons if any compensation paid falls outside the targeted range.

5.   You provide little discussion and analysis of the effect of individual performance on compensation decisions despite disclosure suggesting it is a factor considered by the committee. For example, you state on page 35 that final determinations of compensation actually awarded relative to the percentile of compensation targeted is determined in part by reference to an executive officer's performance. On pages 36-37, you disclose that individual performance factors into the determination of base salaries paid and incentive compensation awarded. You should provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

"What process does the Committee…," page 34

6.   Other than a reference to the consideration of survey data, your discussion omits analysis of specific factors the committee considered in its evaluation of your Chief Executive Officer. Please provide an analysis of the factors the independent members of the board considered in evaluating the CEO during fiscal 2006 and in determining what type and amount of compensation to pay.

Annual Incentive Program, page 37

7.   In future filings, provide more analysis of how the respective percentage range of the target awards for each executive officer, other than Mr. Lenny, were determined and the factors that are considered by the committee in exercising its discretion, in certain years, to provide awards in excess of the target percentage set for an executive officer.

8.   We note the distinction you make with respect to criteria and the actual awards potentially payable to Mr. Lenny under the Annual Incentive Program versus the other named executive officers. Giving consideration to Release 33-8732A, Section II.B.1, please identify material differences in compensation policies with respect to individual executive officers. For example, address the reasons for the distinctions in the type and amount of compensation awarded to Mr. Lenny relative to the other named executive officers.

Long-Term Incentive Program, page 38

9.   Please revise your discussion to address the specific factors considered for each named executive officer in awarding the amount and type of compensation they were awarded during fiscal 2006.   See Item 402(b)(1)(v) of Regulation S-K.

Performance Stock Units, page 38

10.   You should clarify your discussion and disclose all targets that you have established. Currently, you only reference a given financial metric but do not specify what the actual target was. As a result, investors cannot discern how the committee determined the 176% payout rate. Please revise to disclose the targets. To the extent you believe that disclosure of the targets would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, supplementally, please provide a detailed explanation supporting your conclusion. To the extent you properly exclude targets because their disclosure would cause competitive harm, discuss how difficult it will be to achieve the target levels or other factors. In this regard, we would expect to see disclosure that contains appropriate insight into the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.

11.   Consistent with instruction 1 to Item 402(b), please provide greater clarity to your discussion on page 38 of the types of "specific adjustments" that the committee made to the company's performance to take into account "extraordinary or unusual items" that occurred during a performance cycle.

Restricted Stock Units, page 40

12.   Provide further analysis of the criteria the committee considered when granting restricted stock units as "special incentives."

Employment Agreements, page 41

13.   Although you disclose the various termination events and payments upon the occurrence of the events, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Summary Compensation Table, page 45

14.   In footnote 7, please disclose the methodology you used to compute the aggregate incremental cost of the perquisites disclosed. See Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Option Exercises and Stock Vested, page 51

15.   We refer you to footnote 2 to the table. You should compute the value realized upon vesting in accordance with the actual closing price of the common stock as of the end of close of business on the vesting date.

Pension Benefits, page 52

16.   Please clarify and simplify your discussion in this section. Also, given what appears to be a benefit you provide to Mr. Lenny regarding the years of service he was credited and the rate of accrual for his pension benefits, disclose in Compensation Discussion and Analysis how the committee determined the formula to apply to Mr. Lenny that you reference on page 52.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor